Exhibit 99.7

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

United Utilities PLC ("the Company") announces that notification has been received today that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 9 February 2006, as dividend reinvestment in accordance with the rules of the Company's Inland Revenue approved share incentive plan ("the SIP"). The shares were purchased at a price of 695.655p per share.

Director	No. of Shares purchased

JOHN ROBERTS	22
GORDON WATERS	22
TIM RAYNER	22
IAN PRIESTNER	22
LINDA BOOTH	10
HUGH LOGAN	23

Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.